Exhibit 11

Computation of Net Income Per Basic and Diluted Share (In thousands, except per share data)

	Net Income (Loss)	Weighted Average Shares Outstanding	Per Share Amount
Three Months ended September 30, 2000
Basic	$(802)	31,654	$(0.03)
Dilutive Effect of Employee Stock Options	$—	—	$—

Diluted	$(802)	31,654	$(0.03)

Three Months ended September 30, 1999
Basic	$400	30,754	$0.01
Dilutive Effect of Employee Stock Options	$—	564	$—

Diluted	$400	31,318	$0.01

Nine Months Ended September 30, 2000
Basic	$(2,211)	31,487	$(0.07)
Dilutive Effect of Employee Stock Options	$—	—	$—

Diluted	$(2,211)	31,487	$(0.07)

Nine Months Ended September 30, 1999
Basic	$(1,382)	30,523	$(0.05)
Dilutive Effect of Employee Stock Options	$—	—	$—

Diluted	$(1,382)	30,523	$(0.05)